SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: July 31, 2026

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the First Quarter Ended June 30, 2026

Consolidated Financial Summary for the First Quarter Ended June 30, 2026
(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

July 31, 2026

Company name	:	Sony Group Corporation
Stock exchange listing	:	Tokyo Stock Exchange (“TSE”)
Securities code	:	6758
URL	:	https://www.sony.com/en/SonyInfo/IR/
Representative	:	Hiroki Totoki, Representative Corporate Executive Officer
Contact person	:	Shunsuke Shinchi, General Manager, Investor Relations Section, Investor Relations Department
Telephone	:	+81-3-6748-2111
Scheduled date to commence dividend payment	:	-
Preparation of supplementary materials on financial results	:	Yes
Holding of financial results briefing	:	Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the three months ended June 30, 2026 (from April 1, 2026 to June 30, 2026)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

	Sales		Operating income		Income before income taxes		Net income*		Net income attributable to Sony Group Corporation’s stockholders*
Three months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
June 30, 2026	2,837,771	8.2	476,499	40.2	477,491	33.9	350,007	33.2	342,161	32.1
June 30, 2025	2,621,615	2.2	339,955	36.5	356,601	24.3	262,820	22.6	259,027	23.3

	Total comprehensive income*		Basic earnings per share*	Diluted earnings per share*
Three months ended	Yen in millions	%	Yen	Yen
June 30, 2026	447,306	87.6	58.07	57.82
June 30, 2025	238,401	-45.6	43.08	42.84

*	Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, the above figures for net income, net income attributable to Sony Group Corporation’s stockholders, total comprehensive income, basic earnings per share and diluted earnings per share for the three months ended June 30, 2025 represent the results for continuing operations. The year-on-year percentage changes of net income, net income attributable to Sony Group Corporation’s stockholders and total comprehensive income for the three months ended June 30, 2026 are calculated using the figures for continuing operations for the three months ended June 30, 2025. As net income (loss) from discontinued operations was not recorded in the three months ended June 30, 2026, there is no difference between the figures for continuing operations and the consolidated figures for the three months ended June 30, 2026. For details of discontinued operations, please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations)” on page 13 of the Appendix.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
June 30, 2026	16,047,302	8,774,938	8,369,259	52.2
March 31, 2026	15,683,490	8,513,589	8,119,011	51.8

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2026*	-	12.50	-	12.50	25.00
Fiscal year ending March 31, 2027	-
Fiscal year ending March 31, 2027 (Forecast)		17.50	-	17.50	35.00

Note: Revisions to the forecast of dividends most recently announced: No

*	Upon the execution of the above-mentioned Spin-off, Sony Group Corporation distributed dividends in kind to shareholders appearing in its register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI to one share of common stock of Sony Group Corporation held by each shareholder. However, the above dividends for the fiscal year ended March 31, 2026 do not include such dividends in kind.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2027 (from April 1, 2026 to March 31, 2027)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2027	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders*
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Full year	12,500,000	0.2	1,720,000	18.8	1,710,000	20.2	1,210,000	17.4

Notes:

1	Revisions to the forecast for the fiscal year ending March 31, 2027 most recently announced: Yes

2	The impact of the 2026 Kumamoto Earthquake, which occurred on July 28, 2026, on Sony Group Corporation’s consolidated financial results has not been incorporated into the above results forecast, as it is currently difficult to reasonably estimate such impact.

*	The year-on-year percentage change of net income attributable to Sony Group Corporation’s stockholders is calculated using net income from continuing operations attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2026. As net income (loss) from discontinued operations is not expected to be incurred in the fiscal year ending March 31, 2027, there is no difference between the figure for net income attributable to Sony Group Corporation’s stockholders for continuing operations and the consolidated figure in the forecast for the fiscal year ending March 31, 2027.

* Notes

(1)	Significant changes in scope of consolidation during the period	: No

(2)	Changes in accounting policies and changes in accounting estimates:

(i)	Changes in accounting policies required by IFRS Accounting Standards	: Yes
(ii)	Changes in accounting policies due to other reasons	: No
(iii)	Changes in accounting estimates	: No

(3)	Number of issued shares (common stock):

(i)	Total number of issued shares at the end of the period (including treasury stock)

As of June 30, 2026	5,965,316,326	shares
As of March 31, 2026	6,149,810,645	shares

(ii)	Number of shares of treasury stock at the end of the period

As of June 30, 2026	92,854,256	shares
As of March 31, 2026	242,143,391	shares

(iii)	Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Three months ended June 30, 2026	5,891,838,291	shares
Three months ended June 30, 2025	6,013,191,432	shares

Note:

Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” on page 12 of the Appendix for number of shares used as basis for calculating consolidated per share data.

*	Review of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: No

*	Proper use of earnings forecasts, and other special matters:
Please refer to “Cautionary Statement” on page 15 of the Appendix for assumptions and other matters related to the forecast of financial results.
Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Quarterly Consolidated Financial Statements

Condensed Quarterly Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2026	June 30, 2026	Change from March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	2,208,879	2,170,019	(38,860)
Trade and other receivables, and contract assets	1,821,916	1,852,291	30,375
Inventories	1,227,351	1,365,079	137,728
Other financial assets	28,167	31,870	3,703
Other current assets	663,678	703,239	39,561
Total current assets	5,949,991	6,122,498	172,507
Non-current assets:
Investments accounted for using the equity method	483,709	349,528	(134,181)
Property, plant and equipment	1,453,805	1,417,753	(36,052)
Right-of-use assets	524,345	560,746	36,401
Goodwill	1,673,906	1,701,706	27,800
Content assets	2,558,615	2,664,749	106,134
Other intangible assets	659,578	668,525	8,947
Deferred tax assets	560,800	566,658	5,858
Other financial assets	1,173,819	1,330,644	156,825
Other non-current assets	644,922	664,495	19,573
Total non-current assets	9,733,499	9,924,804	191,305
Total assets	15,683,490	16,047,302	363,812

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2026	June 30, 2026	Change from March 31, 2026
LIABILITIES
Current liabilities:
Short-term borrowings	51,183	49,836	(1,347)
Lease liabilities	94,160	97,351	3,191
Current portion of long-term debt	166,410	160,633	(5,777)
Trade and other payables	2,240,566	2,228,109	(12,457)
Income taxes payable	196,000	188,710	(7,290)
Participation and residual liabilities in the Pictures segment	223,233	211,162	(12,071)
Contract liabilities	594,336	690,425	96,089
Other financial liabilities	115,785	62,067	(53,718)
Other current liabilities	1,350,951	1,228,567	(122,384)
Total current liabilities	5,032,624	4,916,860	(115,764)
Non-current liabilities:
Long-term debt	824,393	993,702	169,309
Lease liabilities	533,523	569,076	35,553
Defined benefit liabilities	165,017	163,004	(2,013)
Deferred tax liabilities	211,391	234,208	22,817
Participation and residual liabilities in the Pictures segment	140,893	131,601	(9,292)
Other financial liabilities	105,827	107,541	1,714
Other non-current liabilities	156,233	156,372	139
Total non-current liabilities	2,137,277	2,355,504	218,227
Total liabilities	7,169,901	7,272,364	102,463
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,465,499	894,947	(570,552)
Retained earnings	5,294,890	5,560,069	265,179
Accumulated other comprehensive income	1,229,371	1,329,016	99,645
Treasury stock, at cost	(752,106)	(296,130)	455,976
Equity attributable to Sony Group Corporation’s stockholders	8,119,011	8,369,259	250,248
Noncontrolling interests	394,578	405,679	11,101
Total equity	8,513,589	8,774,938	261,349
Total liabilities and equity	15,683,490	16,047,302	363,812

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended June 30
	2025	2026	Change
Continuing operations
Sales	2,621,615	2,837,771	216,156
Costs and expenses:
Cost of sales	1,775,067	1,796,292	21,225
Selling, general and administrative	514,802	568,373	53,571
Other operating (income) expense, net	(9,920)	(1,387)	8,533
Total costs and expenses	2,279,949	2,363,278	83,329
Share of profit (loss) of investments accounted for using the equity method	(1,711)	2,006	3,717
Operating income	339,955	476,499	136,544
Financial income	51,654	24,464	(27,190)
Financial expenses	35,008	23,472	(11,536)
Income before income taxes	356,601	477,491	120,890
Income taxes	93,781	127,484	33,703
Net income from continuing operations	262,820	350,007	87,187

Discontinued operations
Net income (loss) from discontinued operations	(22,118)	-	22,118
Net income	240,702	350,007	109,305

Net income attributable to
Sony Group Corporation’s stockholders	236,909	342,161	105,252
Net income from continuing operations	259,027	342,161	83,134
Net income (loss) from discontinued operations	(22,118)	-	22,118
Noncontrolling interests	3,793	7,846	4,053

	Yen
	Three months ended June 30
	2025	2026	Change
Per share data:
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic	39.40	58.07	18.67
Continuing operations	43.08	58.07	14.99
Discontinued operations	(3.68)	-	3.68
- Diluted	39.18	57.82	18.64
Continuing operations	42.84	57.82	14.98
Discontinued operations	(3.66)	-	3.66

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30
	2025	2026	Change
Net income	240,702	350,007	109,305
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(802)	(11,015)	(10,213)
Remeasurement of defined benefit pension plans	0	(1,655)	(1,655)
Share of other comprehensive income of investments accounted for using the equity method	(41)	104	145
Other comprehensive income from discontinued operations	(16)	-	16
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(944)	1,559	2,503
Exchange differences on translating foreign operations	(22,301)	81,365	103,666
Share of other comprehensive income of investments accounted for using the equity method	(331)	26,941	27,272
Other comprehensive income from discontinued operations	53,302	-	(53,302)
Total other comprehensive income, net of tax	28,867	97,299	68,432
Comprehensive income	269,569	447,306	177,737

Total Comprehensive income
Comprehensive income from continuing operations	238,401	447,306	208,905
Comprehensive income from discontinued operations	31,168	-	(31,168)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	266,888	438,670	171,782
Comprehensive income from continuing operations	235,720	438,670	202,950
Comprehensive income from discontinued operations	31,168	-	(31,168)
Noncontrolling interests	2,681	8,636	5,955

Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025	881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income			236,909				236,909	3,793	240,702
Other comprehensive income, net of tax				(57,601)	87,580		29,979	(1,112)	28,867
Total comprehensive income			236,909	(57,601)	87,580		266,888	2,681	269,569
Transfer to retained earnings			604	(619)	15		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		491				12,466	12,957		12,957
Compensation expenses related to stock-based compensation transactions		4,662					4,662		4,662
Dividends declared			(60,250)				(60,250)	(18,283)	(78,533)
Purchase of treasury stock						(93,339)	(93,339)		(93,339)
Reissuance of treasury stock		0				0	0		0
Transfer to held for distribution to owners				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other		(20,260)		5,209			(15,051)	(22,739)	(37,790)
Balance at June 30, 2025	881,357	1,468,420	6,855,431	827,654	(1,359,517)	(377,733)	8,295,612	292,065	8,587,677

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2026	881,357	1,465,499	5,294,890	1,229,371	(752,106)	8,119,011	394,578	8,513,589
Comprehensive income:
Net income			342,161			342,161	7,846	350,007
Other comprehensive income, net of tax				96,509		96,509	790	97,299
Total comprehensive income			342,161	96,509		438,670	8,636	447,306
Transfer to retained earnings			(3,136)	3,136		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		(1,015)			5,889	4,874		4,874
Compensation expenses related to stock-based compensation transactions		6,832				6,832		6,832
Dividends declared			(73,846)			(73,846)	(4,505)	(78,351)
Purchase of treasury stock					(127,480)	(127,480)		(127,480)
Reissuance of treasury stock		0			0	0		0
Cancellation of treasury stock		(577,567)			577,567	-		-
Transactions with noncontrolling interests shareholders and other		1,198				1,198	6,970	8,168
Balance at June 30, 2026	881,357	894,947	5,560,069	1,329,016	(296,130)	8,369,259	405,679	8,774,938

Condensed Quarterly Consolidated Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	2025	2026
Cash flows from operating activities:
Income before income taxes from continuing operations	356,601	477,491
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	274,399	250,797
Other operating (income) expense, net	(9,920)	(1,387)
Gain on securities, net	(30,092)	(141)
Share of loss of investments accounted for using the equity method, net of dividends	7,689	9,686
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	105,820	(8,102)
Increase in inventories	(156,435)	(129,406)
Increase in content assets	(148,883)	(160,821)
Increase in trade payables	90,138	19,055
Increase in taxes payable other than income taxes, net	8,260	34,244
Increase in other financial assets and other current assets	(54,560)	(43,013)
Decrease in other financial liabilities and other current liabilities	(187,582)	(90,994)
Income taxes paid	(53,374)	(129,121)
Other	51,820	(30,853)
Total net cash provided by operating activities from continuing operations	253,881	197,435
Net cash used in operating activities from discontinued operations	(176,552)	-
Net cash provided by operating activities	77,329	197,435

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Three months ended June 30
	2025	2026
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(120,094)	(137,870)
Proceeds from sales of property, plant and equipment and other intangible assets	1,809	4,862
Payments for investments and advances	(36,683)	(52,061)
Proceeds from sales or return of investments and collections of advances	4,415	7,140
Payments for purchases of businesses and other	(12,217)	(14,938)
Proceeds from sales of businesses	-	14,632
Other	74	1,452
Total net cash used in investing activities from continuing operations	(162,696)	(176,783)
Net cash used in investing activities from discontinued operations	(10,622)	-
Net cash used in investing activities	(173,318)	(176,783)
Cash flows from financing activities:
Decrease in short-term borrowings, net	(46)	(1,454)
Proceeds from issuance of long-term debt	5,792	168,017
Payments of long-term debt	(3,361)	(10,710)
Payments of lease liabilities	(21,706)	(24,970)
Dividends paid	(59,870)	(73,426)
Payments for purchases of treasury stock	(93,339)	(127,480)
Other	(37,371)	(16,605)
Total net cash used in financing activities from continuing operations	(209,901)	(86,628)
Net cash used in financing activities from discontinued operations	(2,718)	-
Net cash used in financing activities	(212,619)	(86,628)
Effect of exchange rate changes on cash and cash equivalents	(45,854)	27,116
Net decrease in cash and cash equivalents	(354,462)	(38,860)
Cash and cash equivalents at beginning of the fiscal year	2,980,956	2,208,879
Cash and cash equivalents at end of the period	2,626,494	2,170,019
Cash and cash equivalents included in assets held for distribution to owners	1,026,385	-
Cash and cash equivalents in the Condensed Quarterly Consolidated Statements of Financial Position	1,600,109	2,170,019

Notes to Condensed Quarterly Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales

	Yen in millions
	Three months ended June 30
	2025	2026	Change
Sales:
Game & Network Services -
Customers	912,810	915,846	3,036
Intersegment	23,723	21,277	(2,446)
Total	936,533	937,123	590
Music -
Customers	458,952	557,866	98,914
Intersegment	6,389	4,153	(2,236)
Total	465,341	562,019	96,678
Pictures -
Customers	326,206	312,208	(13,998)
Intersegment	898	2,855	1,957
Total	327,104	315,063	(12,041)
Entertainment, Technology & Services -
Customers	518,677	534,421	15,744
Intersegment	15,581	9,429	(6,152)
Total	534,258	543,850	9,592
Imaging & Sensing Solutions -
Customers	385,464	492,845	107,381
Intersegment	22,726	19,893	(2,833)
Total	408,190	512,738	104,548
All Other -
Customers	16,239	19,878	3,639
Intersegment	3,091	2,234	(857)
Total	19,330	22,112	2,782
Corporate and elimination	(69,141)	(55,134)	14,007
Consolidated total	2,621,615	2,837,771	216,156

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended June 30
	2025	2026	Change
Operating income (loss):
Game & Network Services	147,957	202,014	54,057
Music	92,807	105,882	13,075
Pictures	18,665	24,809	6,144
Entertainment, Technology & Services	43,143	42,601	(542)
Imaging & Sensing Solutions	54,251	122,203	67,952
All Other	(4,968)	(13,261)	(8,293)
Total	351,855	484,248	132,393
Corporate and elimination	(11,900)	(7,749)	4,151
Consolidated operating income	339,955	476,499	136,544

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales:	2025	2026	Change
Game & Network Services
Digital Software and Add-on Content	492,147	485,218	(6,929)
Network Services	172,648	208,623	35,975
Hardware and Others	248,015	222,005	(26,010)
Total	912,810	915,846	3,036
Music
Recorded Music - Streaming	196,016	237,066	41,050
Recorded Music - Others	105,473	143,885	38,412
Music Publishing	98,685	116,002	17,317
Visual Media and Platform	58,778	60,913	2,135
Total	458,952	557,866	98,914
Pictures
Motion Pictures	107,133	102,718	(4,415)
Television Productions	121,627	90,916	(30,711)
Media Networks	97,446	118,574	21,128
Total	326,206	312,208	(13,998)
Entertainment, Technology & Services
Imaging	187,299	199,652	12,353
Sound	65,871	65,206	(665)
Network Services	45,597	48,054	2,457
Displays	101,263	99,262	(2,001)
Other	118,647	122,247	3,600
Total	518,677	534,421	15,744
Imaging & Sensing Solutions	385,464	492,845	107,381
All Other	16,239	19,878	3,639
Corporate	3,267	4,707	1,440
Consolidated total	2,621,615	2,837,771	216,156

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Services includes internet-related services; Displays includes display products such as LCD and OLED televisions as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards from the fiscal year ending March 31, 2027:

Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the International Accounting Standards Board (IASB) issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and 7).” These amendments relate to clarifications on the classification of financial assets and the derecognition of financial liabilities, as well as disclosures for equity instruments designated at fair value through other comprehensive income, among other matters. Sony has applied these amended standards since April 1, 2026. The application of these standards does not have a material impact on Sony’s results of operations and financial position.

(Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended June 30
	2025	2026
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	236,909	342,161
Continuing operations	259,027	342,161
Discontinued operations	(22,118)	-

	Thousands of shares
	Three months ended June 30
	2025	2026
Weighted-average shares outstanding for basic EPS computation	6,013,191	5,891,838
Effect of dilutive securities:
Stock options	24,729	16,153
Restricted stock units	8,990	9,351
Weighted-average shares for diluted EPS computation	6,046,910	5,917,342

(Segmentation)

The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Significant changes in the scope of consolidation and the scope of equity method application during the period）

Upon the conclusion of the General Meeting of Shareholders of Sony Financial Group Inc. (“SFGI”) held on June 25, 2026, after considering factors including the composition of the board of directors of SFGI, Sony Group Corporation concluded that it no longer had significant influence over SFGI. Accordingly, during the first quarter of the fiscal year ending March 31, 2027, SFGI was excluded from the scope of equity method application, and the common stock of SFGI (“SFGI share(s)”) was reclassified from an investment in an associate to an equity instrument measured at fair value through other comprehensive income. The gain or loss resulting from the exclusion of SFGI from the scope of equity method application is not material.

(Discontinued operations)

At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off (the “Spin-off”) of SFGI. Consequently, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” during the first quarter of the fiscal year ended March 31, 2026. As a result, from the first quarter of the fiscal year ended March 31, 2026, in the condensed quarterly consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, and condensed quarterly consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively.

Subsequently, Sony Group Corporation executed the Spin-off effective October 1, 2025.

Results of discontinued operations

	Yen in millions
	Three months ended June 30
	2025	2026
Financial services revenue	208,256	-
Financial services expenses	239,933	-
Other income (expenses), net	(122)	-
Income (loss) before income taxes from discontinued operations	(31,799)	-
Income taxes	(9,681)	-
Net income (loss) from discontinued operations	(22,118)	-
Other comprehensive income, net of tax, from discontinued operations	53,286	-
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	35	-
Remeasurement of defined benefit pension plans	(51)	-
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(132,899)	-
Insurance finance income (expenses)	186,291	-
Others	(90)	-
Comprehensive income from discontinued operations	31,168	-

Subsequent Event

(Acquisition of a group of assets that does not constitute a business)

On July 15, 2026, a consolidated subsidiary of Sony in the Music Segment completed the acquisition of 100% of the equity interests in a company that owns certain music assets and other assets. Sony consolidated the company and the acquisition was accounted for as an acquisition of a group of assets that does not constitute a business. The total cash consideration was approximately 260 billion yen (approximately 1.6 billion U.S. dollars), subject to customary working capital and other adjustments. As a result of the transaction, Sony recognized approximately 550 billion yen (approximately 3.4 billion U.S. dollars) of content assets (music catalogs) and approximately 310 billion yen (approximately 1.9 billion U.S. dollars) of long-term debt by consolidating the company. In addition, as part of the transaction, Sony received a cash contribution from a third-party, and recognized approximately 65 billion yen (approximately 0.4 billion U.S. dollars) of noncontrolling interests.

Overview of Operating Results

For the overview of operating results for the three months ended June 30, 2026, including the forecast for the fiscal year ending March 31, 2027, please refer to “Q1 FY2026 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (TDnet) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xv)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xvi)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.